EXHIBIT 99.1

Stantec ranked first among its peers and fifth overall within the Corporate Knights 2023 Best Corporate Citizens in Canada

Firm’s sustainable revenue and diversity achievements recognized

EDMONTON, Alberta, June 28, 2023 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has again been named to Corporate Knights’ Best 50 Corporate Citizens in Canada, ranking first in the Engineering construction category and fifth overall. This represents the 14th time Stantec has been named on the Best 50 Corporate Citizens list.

The 22nd edition of Corporate Knights’ ranking of the Best 50 Corporate Citizens in Canada highlights companies that outperform their peers on sustainable investments, sustainable revenues, and a range of other ESG indicators. The Best 50 Corporate Citizens are identified from among Canadian corporations with at least $1 billion in annual revenues, across all company types and sectors. The full list and methodology for the Canada’s Best 50 Corporate Citizens rankings can be found here.

“Our continued ranking as one of Canada’s Best 50 Corporate Citizens confirms that our long-standing commitment to advancing ESG is making a real impact towards a more sustainable future,” said Gord Johnston, president and CEO. “ESG is considered in every aspect of our operations, and is truly driven by all of our employees. It is at the heart of what we do and is key to transforming the future of our communities.”

Earlier this year, Stantec was ranked number one in its peer group and seventh overall in the Corporate Knights Global 100 most sustainable companies rankings, which recognizes business practices based on ESG indicators.

Among the firm’s recent key ESG achievements are:

  Of Stantec’s 2022 gross revenue, 60 percent—or $3.4 billion—is aligned with the United Nations Sustainable Development Goals (SDGs), a 17 percent—or $1.7 billion—increase since the Company began tracking in 2019.
  Stantec achieved operational carbon neutrality by systematically reducing emissions, purchasing renewable energy, and balancing residual emissions with high-value, certified carbon credits.
  Stantec formalized its climate change action strategy by establishing a Climate Solutions Leadership team with leaders from around the world to focus on addressing climate change throughout project work and to look for innovation opportunities.
  Stantec was also named a Top 50 STEM Workplace for Indigenous professionals by the American Indian Science and Engineering Society and recognized for supporting LGBTQ+ inclusion through high scores in the Workplace Pride Global Benchmark report (Ambassador level) and by signing the Declaration of Amsterdam.

Learn more about Stantec’s commitment to ESG in its 2022 Sustainability Report.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN.

Media Contact	Investor Contact
Ashley Warnock	Jess Nieukerk
Stantec Media Relations	Stantec Investor Relations
Ph: (403) 472-0122	Ph: (587) 579-2086
ashley.warnock@Stantec.com	ir@stantec.com

Design with community in mind